LUNA GOLD CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2005

INTRODUCTION

This year ended 2005 Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements for the year ended December 31, 2005. The information contained within this MD&A is current to April 26, 2006, and stated in U.S. dollars, unless otherwise noted.

FORWARD LOOKING STATEMENTS

This annual report contains certain forward-looking statements. Much of the information in this report includes or is based upon estimates, projections or other "forward looking statements". Such forward-looking statements include any projections or estimates made by management in connection with the Company's business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect management's current judgment regarding the direction of the Company's business, actual results will almost always vary, sometimes materially, from any estimates, prediction, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other "forward looking statements" involve various risks and uncertainties as outlined below. Management cautions the reader that important factors in some cases have affected, and in the future could materially affect, actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward looking statements."

CORPORATE DEVELOPMENT AND STRATEGY

Luna is continuing its low-risk strategy of exploration. In early 2006, we added two more early stage exploration properties in Nevada which, we believe, will be able to generate earn-in deals similar to our Red Rock project. Furthermore, we identified a number of other projects in Nevada for which we are currently reviewing data. This process of project generation, followed by preliminary field work and an earn-in agreement will give Luna an interest in a number of promising exploration projects without requiring it to expand its share structure.

The second prong to this low-risk strategy is to acquire more advanced projects with identified resources from larger companies that consider the assets non-core. When successful, this will give the company leverage to gold without exploration uncertainty. Luna has been reviewing and negotiating on a number of such projects over the last year. In this strong metals market, doing a deal that is positive to both parties is difficult, but the management of Luna feels that it is an achievable outcome.

OVERALL PERFORMANCE

Our financial statements, which this MD&A should be read in conjunction with, have been prepared on a going concern basis, which assumes that we will be able to realize our assets and discharge our obligations in the normal course of business. We incurred net losses from operations for the year ended December 31, 2005, 2004 and for the period from the inception of our mining business as of January 20, 2003, to December 31, 2005 of $888,920, $1,075,744 and $2,431,352 respectively.

The loss decreased over the prior year period as we wound-up our Chinese joint ventures and refocused our attention on our Nevada properties and other potential resource properties throughout the world. Despite our overall decreased loss we did experience higher professional fees as the Company continued from Wyoming to Canada in November 2005 in addition to winding up our joint ventures. A private placement closed on January 19, 2005 in the amount of $2,270,350. We did not earn any revenue during the year ended December 31, 2005 or 2004 aside from interest income.

Total cash and cash equivalents as at December 31, 2005 and 2004, were respectively, $878,477 and $1,497,859. Working capital as at December 31, 2005 and 2004, were respectively, $866,998 and $826,605.

Total share capital as at and December 31, 2005 and 2004, was respectively, $7,899,276 and $5,628,926. Total shares outstanding as at December 31, 2005 and 2004, were respectively, 24,572,700 and 17,004,863.

Our property interests are as follows:

Blue Mountain Property

The Blue Mountain Project is located roughly 20 miles west of Winnemucca in northwestern Nevada. In 2003, we entered into an option to acquire 100% interest in 31 claims by issuing 100,000 shares and payment of $1,490,000 over a six year period. The vendor will retain a 2% net smelter royalty, half of which we can purchase for $1,500,000 at any time prior to completion of first year of production.

Due to variable work requirements across our various projects, we did little field work on the Blue Mountain project in 2005.

We intend to do more structural mapping in attempt to better define the high grade structures and will reinterpret the drill hole database to identify thicker or higher grade regions of the tabular zone. Reconnaissance work in areas off the claim block will also be undertaken in attempt to identify further targets with the aim of expanding the land package. We will actively look for a joint venture partner to drill test the identified targets.

Red Rock Property (Formerly LS Property)

On March 4, 2004, the Company acquired an option on the Red Rock Property, and has the right to acquire a 100% interest, in these 80 mineral claims located in Lander County, Nevada, subject to a retained 3% net smelter royalty. The Company made an initial $5,000 payment upon execution of the agreement dated February 27, 2004, and the year one payment of $15,000. Centerra made the required year 2 payment as detailed in the agreement described below.

The schedule of payments and work commitments is as follows:

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (PAID)	--

By Yr. 1 Anniversary	$15,000 (PAID)	$10,000 Completed
By Yr. 2 Anniversary	$25,000 (PAID)	$50,000
By Yr. 3 Anniversary	$50,000	$100,000
By Yr. 4 Anniversary	$155,000	$100,000
By Yr. 5 Anniversary	$250,000	$250,000
By Yr. 6 Anniversary	$250,000	$250,000
By Yr. 7 Anniversary	$250,000	$240,000
Each of Yrs. 8 to 15	$50,000	$50,000
TOTAL	$1,400,000	$1,400,000

On September 12, 2005 the Company signed a letter of intent with Centerra (U.S.) Inc. ("Centerra"), a wholly owned subsidiary of Centerra Gold Inc., in which Centerra can acquire up to an undivided 60% interest in the property with the Company and can subsequently acquire up to an additional 15% in the property.

On February 15, 2006 the Company entered into a formal agreement with Centerra. The formal agreement replaces a Letter of Intent completed in September 2005.

Centerra has the right to earn a 60% interest in Luna's leasehold interest in the claims comprising the Red Rock Project by spending US$ 1.9 million over six years, at which time Centerra and Luna will form a joint venture. After formation of the joint venture, Centerra can earn an additional 15% interest in the Property by spending a further US$ 3.1 million over four years. Centerra assumes Luna's required cash payments on the anniversary dates.

While under the Letter of Intent, Centerra conducted a mapping and sampling program and a gravity survey in late 2005. Centerra also expanded the land package by staking an additional 114 claims. Luna now has interest in 1,740 hectares.

Centerra has a budget of USD 400,000 for 2006, which is more than twice what is required under the agreement. The plan is to undertake more ground work followed by, depending on the depth to the lower plate, approximately three drill holes to test the potential of the lower plate rocks.

Government Regulation

Mining operations and exploration activities are subject to various national, state, and local laws and regulations in the United States, which govern prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters. We believe that we are in compliance in all material respects with applicable mining, health, safety and environmental statutes and the regulations passed thereunder in the United States and China.

Environmental Regulation

Our mining operations and exploration activities are subject to various federal, state and local laws and regulations governing protection of the environment. These laws are continually changing and, as a general matter, are becoming more restrictive. Our policy is to conduct business in a way that safeguards public health and the environment. We believe that our operations are conducted in material compliance with applicable laws and regulations.

Changes to current local, state or federal laws and regulations in the jurisdictions where we operate could require additional capital expenditures and increased operating and/or reclamation costs. Although we are unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could render certain mining operations uneconomic.

Competition

We compete with other mining companies in connection with the acquisition of gold and other precious metals properties. There is competition for the limited number of gold acquisition opportunities, some of which is with other companies having substantially greater financial resources than we do. As a result, we may have difficulty acquiring attractive gold mining/exploration properties.

We believe no single company has sufficient market power to affect the price or supply of gold in the world market.

SELECTED ANNUAL INFORMATION

	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
	$	$	$
Interest and other Income	6,984	--	--
Loss for the period	(888,920)	(1,075,744)	(473,676)
General and administration expenses	607,313	686,359	262,349
Exploration expenses	261,430	358,769	204,917
Net loss per share, basic and fully Diluted	(0.04)	(0.07)	(0.04)
Total assets	1,012,542	1,771,302	27,917
Total long-term financial liabilities	--	1,639,065	--
Shareholders' Equity	868,649	(556,475)	(37,016)

We did not earn any revenue during the year ended December 31, 2005, 2004 and 2003 aside from interest income.

RESULTS OF OPERATIONS

Year ended December 31, 2005

We incurred a net loss of $888,920 for year ended December 31, 2005, resulting in a loss per share of $0.04. The loss was attributable to operating expenses of $871,908, a foreign exchange loss of $22,246 and interest expense of $1,750 which was offset by interest income of $6,984.

During the year we incurred $28,967 in business development, $3,165 in depreciation and amortization, $101,697 in consulting fees, $140,254 in equity loss from operation of joint ventures, $121,176 in exploration expense, $31,508 in filing fees, $38,658 in general and administrative expenses, $24,765 in management fees, and $208,429 in professional fees, $12,837 in rent, $68,036 in travel, and $84,565 in wages and benefits.

Expenses decreased over the prior year due to our decreased activities during the year in which we restructured and shifted our efforts away from China and included the termination and wind-up of our joint ventures in China. We recognized a loss of $140,254 relating to our joint venture companies in China compared with $198,948 during the prior year. The decrease in the loss reflects cash received during the fourth quarter, upon termination of our joint ventures, which offset previous quarter's losses from our joint ventures. Exploration expenses include geologists fees, assay costs, supplies, travel costs and claim fees relating to our Blue Mountain project and our Red Rock project prior to our signing a letter of intent with Centerra. Expenses for Blue Mountain and Red Rock were $26,704 and $33,826 respectively. Exploration expenses also consist of geologist fees which were paid for evaluating and assessing resource opportunities in other regions of the world. Business development relates to expenses incurred analyzing property opportunities and included expenses establishing business contacts in China during both fiscal years. Consulting expense relates to contracted geologist fees, including fees to a director of the company. Consulting fees decreased compared to the prior quarter as the services of the geologist who was responsible for sourcing and managing our projects in China was terminated during the year and only paid for seven months during the year compared with 12 months in the previous year. Filing fees increased over the previous year as the company completed a private placement and the Company had to pay the TSX-V exchange fees relating to the transaction. Investor relations fees and rent decreased as the Company paid an investor relations consultant during the prior year and changed premises. During the year the Company continued from Wyoming to Canada and accordingly paid $63,675 in additional professional fees during the year. Travel expenses decreased as several directors spent time traveling in China during the prior year in addition to the Company agreeing to reimburse a director for travel expenses in China retro-active to November 2003. Wages and benefits also increased over the prior year as the company hired a new Chief Executive Officer who joined the company in late June 2004. Management fees were constant as the monthly charge is approximately $2,000 per month.

Year ended December 31, 2004

We incurred a net loss of $1,075,744 for year ended December 31, 2004, resulting in a loss per share of $0.07. The loss was attributable to operating expenses of $1,046,253, and foreign exchange loss of $29,491.

During the year we incurred $23,440 in business development, $1,125 in depreciation and amortization, $182,823 in consulting fees, $198,948 in equity loss from operation of joint ventures, $159,821 in exploration expense, $13,221 in filing fees, $53,595 in general and administrative expenses, $23,049 in management fees, and $138,680 in professional fees, $29,596 in rent, $1,096 in organization expense and $154,207 in travel and conference expenses.

Expenses increased over the prior year period due to the increased activities as we continue our exploration and acquisition activities in Nevada and China. We recognized a loss of $198,948 relating to exploration expenses incurred by our joint venture companies in China. Business development relates to expenses customarily incurred in establishing business contacts in China. Consulting fees increased as we contracted several geologists, including a director, to perform certain exploration activities. We also retained the services of director Kit Lee. Mr. Lee will be focused on property generation as well as assisting in exploration. We also incurred professional fees for work performed on an SB-2 registration with the SEC. Equity in operation of resource properties joint ventures relates to our share of losses relating to the operations of the joint venture projects in China. The majority of the exploration expense related to work performed on our Blue Mountain Property. This work included mapping, sampling, data compilation and claims fees. Also included in exploration expense are staking fees on the NBM and Red Rock Properties which were acquired during the year ended December 31, 2004. Exploration expense also includes costs related to area reconnaissance work. The exploration expenses related to Blue Mountain was as follows: $51,750 in geologist fees and $48,880 in staking fees. Management fees were constant as the monthly charge is approximately $1,675 per month. Professional fees increased as we incurred legal and accounting fees in preparing an SB-2 registration statement, as well as to draft the joint-venture agreements in China. Travel fees increased due to travel to, and within China for our project generation activities.

SUMMARY OF QUARTERLY RESULTS

Quarters Ended:

	Dec 31, 2005	Sep 30, 2005	June 30, 2005	Mar 31, 2005
	$	$	$	$
Interest and other Income	1,479	3,992	1,513	--
Net loss for the period	(232,863)	(57,913)	(249,011)	(349,133)
Net loss per share, basic and fully diluted	(0.01)	(0.00)	(0.01)	(0.02)

Quarters Ended:

	Dec 31, 2004	Sep 30, 2004	June 30, 2004	Mar 31, 2004
	$	$	$	$
Interest and other Income	--	--	--	--
Net loss for the period	(422,033)	(235,839)	(292,005)	(125,867)
Net loss per share, basic and fully diluted	(0.02)	(0.02)	(0.02)	(0.01)

We did not earn any revenue during the year ended December 31, 2005 and 2004 aside from interest income. The quarter ended June 30, 2004 was the quarter in which we entered into two formal co-operative agreements with Yunnan Nonferrous Mining and Geology Ltd., pursuant to which established two Sino-Foreign joint venture companies in the Yunnan Province of China in the second quarter of 2004. Our losses increased in the subsequent quarters which reflected our increased exploration activities in Nevada and China until the quarter ended September 30, 2005 at which time we terminated our Chinese joint ventures, in addition to the slowing of our activities in Nevada. During the fourth quarter of 2005 the Company's loss increased compared to the previous year's quarter as our joint venture operations in China had ceased. In connection with the termination of our Chinese joint ventures the Company recovered approximately $701,000 which was initially transferred to China to fund the operations. Also, during the fourth quarter, the Company continued into Canada from Wyoming.

CURRENT CAPITAL RESOURCES AND LIQUIDITY

Our capital resources have been limited. We currently do not, and will not, generate revenue from business operations in the foreseeable future, and to date have relied on the sale of equity and related party loans for cash required for our operations. There can be no assurances that any outstanding share purchase warrants will be exercised.

On January 19, 2005, we closed a private placement of 7,567,835 units at a price of $0.30 per unit for total proceeds of $2,270,350. There can be no assurances that we can obtain future additional financing on terms reasonably acceptable to us or at all. The lack of capital may force us to curtail our operating activities and potential investment activities.

Total cash and cash equivalents as at December 31, 2005 and December 31, 2004, were respectively, $878,477 and $1,497,859. Working capital as at December 31, 2005, and December 31, 2004, were respectively, $866,998 and $826,605.

The increase in working capital between December 31, 2005 and December 31, 2004 was primarily attributable to the balance of funds received from the private placement, which closed on January 19, 2005, and the funds received from the wind-up of our Chinese joint ventures, which was approximately $701,000, which was offset by operating expenses during the year. Our cash balances on December 31, 2004 were high as we had collected a total of $1,639,065 of the private placement had already been collected at December 31, 2004 and was recognized as subscriptions received in advance of share offering. No revenue was generated during the period, aside from interest income.

Total share capital as at December 31, 2005 and December 31, 2004, was respectively, $7,899,276 and $5,628,926. Total shares outstanding as at December 31, 2005 and December 31, 2004, were respectively, 24,572,700 and 17,004,863.

During 2004, we entered into leasing agreements with respect to office and equipment leases expiring in November 2006. Arrangement has been made for Pathway Capital Ltd., a related party to manage and assume payment of these leases. The Company will reimburse Pathway based on estimated usage of office space and other equipments on a cost recovery basis. The balance of the 2006 lease obligations is estimated to be $12,926.

TRANSACTION WITH RELATED PARTIES

In addition to related party transactions disclosed elsewhere in these financial statements:

(a)

During the year ended December 31, 2005, the Company paid or accrued management fees, geological consulting, other consulting fees and salaries of $79,214 (2004 - $137,400) to directors and companies controlled by two directors. These activities are in the normal course of operations and are conducted at fair market value.

(b)

The Company is charged by Pathway Capital Ltd. (Pathway), a company with a common director, CDN $2,500 per month in consideration for which Pathway provides the Company with advisory services relating to general corporate development, financial matters, raising additional capital, strategic planning and other matters relating to the financial affairs of the Company.

Total fees paid or accrued to Pathway during the years ended December 31, 2005 and 2004 were as follows:

2005 2004	$24,765 $23,049

In addition, Pathway charges the Company CDN rent and other administrative services on a cost recovery basis as follows:

2005 2004	$44,505 $3,857

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of the Company's financial condition and results of operations, including the discussion on liquidity and capital resources, are based upon the Company's financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States and are stated in United States Dollars. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management re-evaluates its estimates and judgments.

The going concern basis of presentation assumes the Company will continue in operation throughout the next fiscal year and into the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Certain conditions, discussed below, currently exists which raise substantial doubt upon the validity of this assumption. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

The Company's future operations are dependent upon its ability to obtain third party financing in the form of debt and equity and ultimately to generate future profitable operations or income from investments. As of April 26, 2006 the Company has not generated revenues, and has experienced negative cash flow from operations. The Company may look to secure additional funds through future debt or equity financings. Such financings may not be available or may not be available on reasonable terms.

DISCLOSURE CONTROLS AND PROCEDURES

Management has evaluated the effectiveness of the Company's disclosure controls and procedures as at December 31, 2005 and has concluded, based on its evaluation, that these controls and procedures provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

OTHER MD&A REQUIREMENTS

Outstanding share data:

	Number of Shares	Value
Balance as of April 26,2006	24,572,700	$6,880,356 CDN

Summary of stock options outstanding (as of April 26, 2006):

Number of Shares	Option Price for Common Share	Expiry Date
625,000	US$0.25	September 21, 2008
300,000	US$0.30	June 7, 2009
225,000	US$0.30	June 30, 2009
50,000	US$0.23	April 8, 2010
115,000	CDN$0.22	February 2, 2011

Summary of warrants outstanding (as of April 26, 2006):

Number of Warrants	Exercise Price	Expiry Date
7,567,835	US$0.50	January 18, 2007

On January 19, 2005, the Company closed a private placement of 7,567,835 units at a price of $0.30 per unit for a total of $2,270,350. Each unit consisting of one (1) common share and one (1) share purchase warrant, each warrant entitling the holder to purchase one (1) additional common share at a price of US$0.50 per share on or before January 18, 2007.

Exploration costs by property:

The following costs were expensed during the year ended December 31, 2005:

Blue Mountain Project	Red Rock (LS)
$26,705	$33,826

ON BEHALF OF THE BOARD OF DIRECTORS

TIM SEARCY	Vancouver, British Columbia
Tim Searcy, Director